February 20, 2013
JEFFREY VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CONFIDENTIAL TREATMENT REQUESTED BY MARIN SOFTWARE INCORPORATED

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED

WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE

CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES

AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Marin Software Incorporated.

Registration Statement on Form S-1

File No. 333-186669

Ladies and Gentlemen:

On behalf of Marin Software Incorporated (the “Company”), and in connection with the submission of a letter dated January 18, 2013 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 10, 2013 (the “Comment Letter”), relating to the draft of the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission on December 14, 2012 (the “Registration Statement”), we submit this supplemental letter to further address comment 2 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that the Company currently estimates a preliminary price range of between $* * * and $* * * per share for this offering. The Company does not intend to effect a stock split in connection with the proposed offering. This estimated price range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed offering,

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY MARIN SOFTWARE INCORPORATED.

MARIN- 1

Securities and Exchange Commission

Division of Corporation Finance

February 20, 2013

including discussions that took place on February 12, 2013 between senior management of the Company, the Company’s Board of Directors (the “Board”) and representatives of Goldman, Sachs & Co. and Deutsche Bank Securities Inc., the lead underwriters. The Company also notes that the parameters of a final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company.

Prior to February 12, 2013, the Company had not held specific discussions with the underwriters regarding the possible price range for the initial public offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include the price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process, which it anticipates could commence as soon as March 11. We are providing this information to you supplementally to facilitate your review process.

We supplementally advise the Staff that, as described beginning on page 63 of the Registration Statement, the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in its determination of the common stock’s fair value for purposes of granting stock options. The Board considered numerous objective and subjective factors, including the factors set forth on page 63 of the Registration Statement, the timing of the Company’s initial public offering and the most recent valuation report prepared by an independent valuation specialist.

As noted in the Registration Statement, on January 31, 2013, the Company granted options to purchase an aggregate of 963,069 shares of common stock to certain employees at an exercise price of $12.15 per share, which value was described based on the factors described in the Registration Statement. Additionally, the Company granted options to purchase an aggregate of 49,500 shares of common stock on February 12, 2013 at an exercise price equal to $12.15 per share. As described in the Registration Statement, the Company’s business enterprise value for the valuation used for the January grants also reflected a non-marketability discount of 20% based on a liquidity event expected to occur given the ongoing uncertainty of the timing and success of the public offering.

The Company believes that there is not material difference between the fair value of its common stock used for the grants made in December 2012 and in 2013 given that the midpoint of the proposed initial public offering range is substantially equivalent. In addition, the Company does not believe that there is a material difference between the fair value of the Company’s common stock for financial reporting purposes of $10.20 that was used for the next earlier set of option grants in September 2012 and the low end of the proposed initial public offering price range, as the difference can be explained by the marketability discount of 24% that was applied to the valuation of the options granted in September 2012. Accordingly, the Company believes that the descriptions of the valuation assumptions that were used for those valuations, all of which are contained in the Registration Statement, are sufficient. The Company notes that the difference in the valuations was affected by the increased likelihood of consummating the Company’s initial public offering in the near term, with the stock markets improving recently, which

CONFIDENTIAL TREATMENT REQUESTED BY MARIN SOFTWARE INCORPORATED

MARIN- 2

Securities and Exchange Commission

Division of Corporation Finance

February 20, 2013

resulted in a higher IPO probability in the analysis for the December and later grants. In addition, the preliminary price range necessarily assumes that the initial public offering had occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the fair value determination in September and December 2012 and January and February 2013.

Accordingly, the Company believes that its accounting for stock-based compensation was appropriate and that no additional disclosure regarding the differences in the estimated public offering price range and the fair value of the common stock at the various grant dates would be material to investors.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631.

Sincerely,

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Christopher A. Lien, Chief Executive Officer

John A. Kaelle, Chief Financial Officer

Rashmi Garde, General Counsel

Marin Software Incorporated

Michael A. Brown, Esq.

Fenwick & West LLP

Douglas D. Smith, Esq

Stewart L. McDowell, Esq.

Gibson Dunn & Crutcher LLP

Stephane Berthier

PricewaterhouseCoopers LLP

CONFIDENTIAL TREATMENT REQUESTED BY MARIN SOFTWARE INCORPORATED

MARIN-3